UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.             )*

Under the Securities Exchange Act of 1934

Kennedy-Wilson Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74347T 103

(CUSIP Number)

Kevin F. Carey

Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York, NY 10004

(212) 598-8157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS. The Guardian Life Insurance Company of America I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 13-5123390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,042,466 (1)
	8	SHARED VOTING POWER 00
	9	SOLE DISPOSITIVE POWER 5,042,466 (1)
	10	SHARED DISPOSITIVE POWER 00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,042,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)
14	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 74347T 103	SCHEDULE 13D	PAGE 3 OF 11

(1) By virtue of an agreement among the Reporting Person, the Issuer and a certain shareholder of the Issuer, the Reporting Person and that shareholder may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act of 1934. Collectively, the group may be deemed to have voting control over a combined 45.6% of the Shares. However, the Reporting Person expressly disclaims membership in a group and beneficial ownership of the Shares beneficially owned by the shareholder. Accordingly, the 5,042,466 Shares reported on this Schedule 13D as being beneficially owned by the Reporting Person do not include any Shares beneficially owned by such shareholder. See below for more discussion regarding the agreement.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Shares”), of Kennedy-Wilson Holdings, Inc., a Delaware corporation (formerly Prospect Acquisition Corporation, the “Issuer”). The address of the principal executive offices of the Issuer is 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California 90210.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by The Guardian Life Insurance Company of America, a New York corporation (the “Reporting Person”).

(b) The business address of the Reporting Person is 7 Hanover Square, New York, New York 10004. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule A hereto and is incorporated herein by reference.

(c) The Reporting Person is a mutual life insurance company, and provides diversified financial solutions, including life insurance, disability income insurance, retirement services, employee benefits, and investments.

(d) – (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Person is set forth on Schedule A.

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Item 3.	Source and Amount of Funds or Other Consideration.

In November 2008, the Reporting Person purchased $30 million in aggregate principal amount of the 7% Convertible Subordinated Notes due November 3, 2018 (the “Notes”) of Kennedy-Wilson, Inc. (“KW”) pursuant to a Securities and Purchase Agreement dated as of October 31, 2008 (the “Securities Purchase Agreement”). The source of the cash consideration used for the November 2008 purchase of the Notes from KW was the general working capital of the Reporting Person.

Effective November 13, 2009 (the “Merger Date”), KW merged with and into KW Merger Sub Corp, a wholly owned subsidiary of the Issuer, with KW surviving as a direct wholly owned subsidiary of the Issuer (the “Merger”). As a result of the Merger, each share of KW common stock automatically converted into the right to receive 3.8031 Shares of the Issuer.

Pursuant to the terms of the Notes and a Letter Agreement entered into between the Reporting Person and the Issuer on October 8, 2009 (the “Letter Agreement”), as a result of the Merger the Reporting Person has the right to convert, in whole or in part, the outstanding principal balance and accrued but unpaid interest on the Notes into Shares at a conversion price of $9.86 per share any time, and from time to time, prior to May 3, 2017. As of the Merger Date, the Notes were convertible into 3,042,466 Shares.

The Issuer, KW and the Reporting Person have agreed to amend the Securities Purchase Agreement such that the Issuer becomes a co-issuer of the Notes, jointly and severally liable with KW for the payment and performance of all obligations under and in respect of the Notes. The Reporting Person, KW and the Issuer intend to memorialize this agreement, which will promptly be filed by an amendment to this Schedule 13D.

Prior to filing this Schedule 13D, the Reporting Person also purchased two million Shares of the Issuer in open market transactions. The source of the cash consideration used to purchase the two million Shares was the general working capital of the Reporting Person. Schedule B attached to this Schedule 13D lists additional details regarding these purchases.

Item 4.	Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is incorporated herein by reference. The Shares beneficially owned by the Reporting Person were acquired primarily for investment purposes. The Reporting Person intends to monitor its investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such purposes. The Reporting Person may from time to time convert, in whole or in part, the outstanding principal balance and accrued but unpaid interest on the Notes into Shares, acquire additional Shares, dispose of some or all of the Shares then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, shareholders or others, or take such other similar actions as the Reporting Person may deem appropriate.

CUSIP No. 74347T 103	SCHEDULE 13D	PAGE 5 OF 11

Notwithstanding the foregoing, the Reporting Person does not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a)-(j) of Schedule 13D. The Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

In connection with the completion of the Merger, and as required by the Letter Agreement, the Reporting Person, the Issuer and William McMorrow, (a former shareholder of KW and currently an officer of KW and a shareholder and officer of the Issuer, the “Officer”) have agreed that at all times that the Reporting Person holds at least 50% of the outstanding principal amount of the Notes (or following conversion of all of the Notes, at least 50% of the total outstanding Shares issued upon such conversion):

•

The Issuer and the Officer will take all actions within their power to call, or cause the Issuer, and the appropriate officers and directors of the Issuer to call, annual or special meetings of shareholders of the Issuer; and

•

The Officer will vote all Shares then owned by him, directly or indirectly, for the election of two nominees designated by the Reporting Person as members of the board of directors of the Issuer (the “Nominees”).

In addition, the Officer will grant the Reporting Person his irrevocable limited proxy to vote the Shares beneficially owned by him for such purpose.

The Reporting Person, Issuer and Officer intend to memorialize this agreement, which will be promptly filed by an amendment to this Schedule 13D.

Mr. Thomas Sorell, Executive Vice President and Chief Investment Officer of the Reporting Person, currently serves as one of the Reporting Person’s director designees on the board of directors of the Issuer. As a director, Mr. Sorell may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 to Schedule 13D. As the Chief Investment Officer of the Reporting Person, Mr. Sorell may exercise voting and dispositive power with respect to the Shares beneficially owned by the Reporting Person and exercise the Reporting Person’s rights under the Notes, including the right to convert the Notes at any time, and from time to time, into Shares. The Reporting Person’s second director designee is expected to be appointed or nominated for election to the Issuer’s board of directors at a time agreed to between the Reporting Person and the Issuer.

By virtue of the voting arrangement described above, the Reporting Person and the Officer may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act of 1934. Collectively, the group may be deemed to have voting control over a combined 18,840,162, or 45.6%, of the Shares. However, the Reporting Person expressly disclaims beneficial ownership of the Shares beneficially

CUSIP No. 74347T 103	SCHEDULE 13D	PAGE 6 OF 11

owned by the Officer. The Reporting Person does not expressly affirm membership in a group and will vote with the Officer for the sole purpose of electing the Nominees. Accordingly, the 5,042,466 Shares reported on this Schedule 13D as being beneficially owned by the Reporting Person do not include shares beneficially owned by the Officer.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person currently owns 2,000,000 Shares of the Issuer, representing approximately 4.84% of the Shares outstanding (based on a total of 41,288,465 shares outstanding as of November 19, 2009, such number having been provided to the Reporting Person by the Issuer). In addition, the Reporting Person owns the Notes, as described in Items 3 and 4 of this Schedule 13D. If the Reporting Person were to convert the entire principal amount of the Notes into Shares, the Reporting Person would receive up to an additional 3,042,466 Shares (as of the date of this Schedule 13D). The 3,042,466 Shares when combined with the 2,000,000 Shares currently owned by the Reporting Person would represent approximately 11.4% of the Shares currently outstanding (based on a total of 41,288,465 Shares outstanding, such number having been provided to the Reporting Person by the Issuer plus the 3,042,466 Shares currently issuable under the Notes). The Reporting Person has not exercised its conversion right.

By virtue of the voting arrangement described above, the Reporting Person and the Officer may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act of 1934. Collectively, the Reporting Person and the Officer may be deemed to have voting control over a combined 18,840,162, or 45.6%, of the Shares. However, the Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the Officer. The Reporting Person does not expressly affirm membership in a group and will vote with the Officer for the sole purpose of nominating and electing the Nominees. Accordingly, the 5,042,466 shares reported on this Schedule 13D do not include shares beneficially owned by the Officer.

As reported on a Schedule 13D filed by the Officer on December 4, 2009, as of November 13, 2009, the Officer beneficially owns an aggregate of 13,797,696, or 33.4%, of the Shares. The Officer received such shares upon the conversion of the KW shares pursuant to the Merger Agreement.

(b) Number of shares as to which the Reporting Person has:

Sole power to vote: 5,042,466

Shared power to vote: 0

Sole dispositive power: 5,042,466

Shared dispositive power: 0

The information below regarding the beneficial ownership of the Officer was reported in the Schedule 13D filed by the Officer on December 4, 2009:

William McMorrow , Chief Executive Officer of the Issuer

CUSIP No. 74347T 103	SCHEDULE 13D	PAGE 7 OF 11

Sole power to vote: 13,797,696

Shared power to vote: 0

Sole dispositive power: 13,797,696

Shared dispositive power: 0

The Officer’s business address is c/o Kennedy-Wilson Holdings, Inc., 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California 90210, and the Officer is a United States citizen. During the last five years, to the best knowledge of the Reporting Person, the Officer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The information disclosed in Item 3 regarding the Notes is incorporated herein by reference. Additional transactions in the Shares by the Reporting Person, the person’s listed on Schedule A and the Officer during the past 60 days, if any, are set forth in Schedule B and incorporated herein by reference.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported as being beneficially owned by the Reporting Person on this Schedule 13D.

To the Reporting Person’s knowledge, no person other than the Officer has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of, the Shares beneficially owned by the Officer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Items 3, 4 and 5 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule A or between the Reporting Person or such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 74347T 103	SCHEDULE 13D	PAGE 8 OF 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 15, 2010

Signature:	/s/ Thomas G. Sorell

Title:	Executive Vice President & Chief Investment Officer

SCHEDULE A

DIRECTORS AND OFFICERS OF REPORTING PERSON

Except as indicated below, each person’s business address is c/o The Guardian Life Insurance Company of America, 7 Hanover Square, New York, NY 10004, and each such person is a United States citizen.

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned
Directors
Robert E. Broatch	EVP, CFO and Risk and Operational Excellence of the Reporting Person	-0-

Lloyd E. Campbell	Consultant of Spencer Stuart Senior Advisor of Rothschild Inc.	-0-

Richard E. Cavanagh	Former President and CEO of The Conference Board	-0-

Kay Knight Clarke	President, Templeton, Ltd.	-0-

James E. Daley	Retired EVP, Electronic Data Systems Corporation	-0-

Deborah L. Duncan	EVP and CFO of Fremont Group	-0-

Leo R. Futia	Former Chairman of the Board of the Reporting Person	-0-

Paul B. Guenther	Retired President, PaineWebber Group	-0-

Dennis J. Manning	President and CEO of the Reporting Person	-0-

Joseph D. Sargent	Former CEO of the Reporting Person	-0-

John A. Somers	Former Executive Vice President and Retired Head of Fixed Income and Real Estate Teachers Insurance and Annuity Association	-0-

Stephen J. Squeri	Group President Global Services and Chief Information Officer American Express Company	-0-

Donald C. Waite III	Director of Office of Executives-in-Residence and Adjunct Professor, Columbia University Graduate School of Business	-0-

-0-

Executive Officers		-0-
Dennis J. Manning	President and CEO	-0-

Tracy L. Rich	EVP, General Counsel and Corporate Secretary	-0-

K. Rone Baldwin	EVP, Chief Operating Officer	-0-

Robert E. Broatch	EVP, CFO, Risk and Operational Excellence	-0-

D. Scott Dolfi	EVP, Retirement Products & Services	-0-

Deanna M. Mulligan	EVP, Individual Life and Disability Insurance	-0-

Margaret W. Skinner	EVP, Individual Products Distribution	-0-

Thomas G. Sorell	EVP, and Chief Investment Officer	-0-

SCHEDULE B

TRANSACTIONS

Additional transactions by the Reporting Person during the sixty days prior to November 13, 2009 are as follows:

Date	Transaction	Price	Shares
11/05/2009	Purchase	$9.87	1,000,000
11/12/2009	Purchase	$9.91	315,000
11/12/2009	Purchase	$9.95	140,580
11/13/2009	Purchase	$9.91	544,420

To the best knowledge of the Reporting Person, neither the Officer nor none of the persons listed on Schedule A effected any additional transactions in Shares during the sixty days prior to November 13, 2009.